FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of July 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: July 7, 2003

By:

Name: Stephen Juge Title: Executive Vice President and General Counsel

GEMPLUS PARTNERS WITH UNIVERSAL KART FOR EMV
CARD PERSONALIZATION IN TURKEY

Gemplus’ GemSense Solution Adopted To Personalise Six Million EMV Cards

Luxembourg, 4 July 2003 — Gemplus (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, and Universal Kart, part of the Teknoloji Holding Group in Turkey, today announce a partnership for EMV card personalization in Turkey. Universal Kart and Gemplus are jointly investing one million Euros in the project to offer banks a cost effective EMV card personalization solution based on Gemplus’ GemSense Pro software. An estimated six million EMV smart cards will be issued over the next four years.

Easing the EMV migration path in Turkey

The personalization of EMV banking cards is a complicated process as personalization bureaus need to integrate new requirements and stringent audits set by Payment Associations in terms of production, equipment, facilities, and software implementation. The new EMV standard, as set by Europay, MasterCard and Visa, dictates that strict criteria be met for the personalization of EMV smart cards. GemSense, Gemplus’ turnkey EMV personalization software solution, is fully certified by EMV Payment Associations. GemSense enables Universal Kart to fulfill all needs related to EMV card personalization, from data processing to card issuance. To ease Universal Kart facility upgrade to EMV requirements, Gemplus will also provide Universal Kart with integration and consulting services.

“We are very pleased to have signed Gemplus as our strategic partner. Gemplus is not only the world’s leading provider of smart cards, but has also successfully implemented a large number of EMV migration projects worldwide. Therefore, Gemplus will be able to support us with a wealth of practical knowledge. GemSense Pro was also really the only software solution for Universal Kart. Its EMV compliance gives us the assurance we need to produce smart credit cards that meet the required standards. Additionally, Gemplus’ eight GemSense card personalization centers will provide us with a back-up system should we require additional support when producing EMV cards for Turkey,” said Soner Casur, Teknoloji Holding Financial Solutions Group Head.

“Our partnership with Universal Kart endorses our strategy of services and solutions to suit the customer’s needs. GemSense technology will enable Universal Kart to produce EMV smart cards quickly and effectively, with the added advantage of local flexibility and qualified services. Universal Kart will also be able to outsource card personalization to Gemplus, should demand increase substantially. Either way, Universal Kart’s customers win. In addition to the financial investment we are making, we are also committed to providing technical support and consultancy to help banks in Turkey migrate successfully to EMV for the January 2005 deadline,” comments Alain Faburel, Director Sales, South Europe Middle East and Africa, Gemplus.

Editor’s notes

EMV is a smart card standard that was created in 1996 and developed by Europay, MasterCard and Visa. EMV specifies that, by 2005, all debit/credit payment cards in Europe will be smart cards rather than magnetic stripe cards. Visa and MasterCard Europe have put in place a number of incentives to ensure that banks across Europe manage to meet the deadline. The EMV standard is recognized internationally, guaranteeing worldwide interoperability and security.

About Universal Kart

Universal Kart, a Teknoloji Holding Group company, was founded in 1998. The company acts as an «operational solutions partner» to card issuers and acquirers in Turkey. It offers technical consultancy and services to companies issuing cards and installing PoS terminals and plans to provide new services to enterprises as a strategic «Technological Service Partner».

www.ukh.com.tr

About Gemplus

Gemplus (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s number one provider of smart card solutions.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include mobile data services, inter-operable banking, identity, WLAN, m-commerce and a wealth of other applications. Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation. In 2002, Gemplus was the worldwide smart card leader in both revenue and total smart card shipments (source: Gartner-Dataquest). Gemplus was also awarded Frost & Sullivan’s 2002 Market Value Leadership Award for its exceptional performance.

Gemplus’ revenue in 2002 was 787 million Euros. www.gemplus.com

©2003 Gemplus. All rights reserved. Gemplus, the Gemplus logo, and GemSense are trademarks and service marks of Gemplus and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

For more information, please contact:

Vanessa Clarke
Edelman Public Relations
Tel : +44 (0)20 7344 1349
Email : vanessa.clarke@edelman.com